EXHIBIT 13.2

FINANCIAL STATEMENTS

SIX MONTHS ENDING JUNE 30, 2004 (UNAUDITED)

Contents

Financial Statements

Balance Sheets	F - 2

Statements of Operations	F - 3

Statements of Changes in Stockholders’ Equity	F - 4

Statements of Cash Flows	F - 5

Notes to Financial Statements	F - 6 through F - 11

Shiwana, Inc.

(A Development Stage Enterprise)

(Unaudited)

Balance Sheets

June 30, 2004 and December 31, 2003

	December 31, 2003	June 30, 2004
Assets
Current Assets
Cash	$49,008	$264,986
Prepaid expenses and other current assets	1,653	2,200

Total current assets	50,661	267,186
Equipment, net	—	2,773

Total assets	$50,661	$269,959

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$4,544	$57,871
Accrued expenses	—	90,213

Total current liabilities	4,544	148,084

Stockholders’ Equity
Common stock, $.01 par value, authorized 20,000,000 shares; issued and outstanding June 30, 2004, 8,571,105 shares; December 31, 2003, 7,127,705 shares	71,277	85,711
Less note receivable and accrued interest arising from the sale of common stock	(14,825)	(27,511)
Additional paid-in capital	2,548	3,798,230
Deferred stock-based compensation	—	(1,085,208)
Deficit accumulated during the development stage	(12,883)	(2,649,347)

	46,117	121,875

Total liabilities and stockholders’ equity	$50,661	$269,959

See Notes to Financial Statements.

Shiwana, Inc.

(A Development Stage Enterprise)

(Unaudited)

Statements of Operations During the Development Stage

Six Months Ended June 30, 2004 and

Period from November 25, 2003 (Inception) through December 31, 2003 and June 30, 2004

	Period from November 25, 2003, (Inception) through December 31, 2003	Six Months Ended June 30, 2004	November 25, 2003, (Inception) through June 30, 2004
Revenues	$—	$—	$—
Development stage, operating expenses:
Selling, general and administrative:
Stock-based compensation expense	—	2,286,702	2,286,702
Professional services	12,891	367,604	380,495

Operating loss	(12,891)	(2,654,306)	(2,667,197)
Nonoperating income:
Gain on sale of short-term investments	—	17,680	17,680
Interest income	8	162	170

Net loss, deficit accumulated during the development stage	$(12,883)	$(2,636,464)	$(2,649,347)

Net loss per share, basic and diluted	$(0.01)	$(0.32)	$(0.33)

Weighted average shares outstanding, basic and diluted	7,127,705	8,191,052	8,011,400

See Notes to Financial Statements.

Shiwana, Inc.

(A Development Stage Enterprise)

(Unaudited)

Statements of Changes in Stockholders’ Equity

Six Months Ended June 30, 2004 and

Period from November 25, 2003 (Inception) through December 31, 2003 and June 30, 2004

	Common Stock	Additional Paid-In Capital	Notes Receivable	Deferred Stock-Based Compensation	(Deficit) Accumulated During the Development Stage	Total
Balance, November 25, 2003	$—	$—	$—	$—	$—	$—
Issuance of 5,702,164 shares of common stock on November 25, 2003, for cash	57,022	1,978	—	—	—	59,000
Issuance of 1,425,541 shares of common stock on November 25, 2003, for a note receivable	14,255	495	(14,750)	—	—	—
Interest on notes receivable	—	75	(75)	—	—	—
Net loss	—	—	—	—	(12,883)	(12,883)

Balance, December 31, 2003	71,277	2,548	(14,825)	—	(12,883)	46,117
Issuance of 1,207,000 shares of common stock on February 4, 2004 for notes receivable	12,070	2,160,530	(12,070)	—	—	2,160,530
Issuance of 236,400 shares of common stock on April 28, 2004 for cash	2,364	423,156	—	—	—	425,520
Deferred stock-based compensation	—	1,211,380	—	(1,211,380)	—	—
Amortization of deferred stock-based compensation	—	—	—	126,172	—	126,172
Interest on notes receivable	—	616	(616)	—	—	—
Net loss	—	—	—	—	(2,636,464)	(2,636,464)

Balance, June 30, 2004	$85,711	$3,798,230	$(27,511)	$(1,085,208)	$(2,649,347)	$121,875

See Notes to Financial Statements.

Shiwana, Inc.

(A Development Stage Enterprise)

(Unaudited)

Statements of Cash Flows

Six Months Ended June 30, 2004 and

Period from November 25, 2003 (Inception) through December 31, 2003 and June 30, 2004

	Period from November 25, 2003, (Inception) through December 31, 2003	Six Months Ended June 30, 2004	November 25, 2003, (Inception) through June 30, 2004
Cash Flows From Operating Activities
Net loss	$(12,883)	$(2,636,464)	$(2,649,347)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on sale of short-term investments	—	(17,680)	(17,680)
Amortization of deferred stock-based compensation	—	2,286,702	2,286,702
Changes in assets and liabilities:
(Increase) in prepaid expenses	(1,653)	(547)	(2,200)
Increase in accounts payable	4,544	53,327	57,871
Increase in accrued expenses	—	90,213	90,213

Net cash used in operating expenses	(9,992)	(224,449)	(234,441)

Cash Flows From Investing Activities
Purchase of short-term investments	—	(56,590)	(56,590)
Proceeds from sale of short-term investments	—	74,270	74,270
Purchase of equipment	—	(2,773)	(2,773)

Net cash provided by investing activities	—	14,907	14,907

Cash Flows From Financing Activities
Proceeds on sale of common stock	59,000	425,520	484,520
Proceeds from issuance of note payable	—	11,000	11,000
Payments on note payable	—	(11,000)	(11,000)

Net cash provided by financing activities	59,000	425,520	484,520

Net increase in cash	49,008	215,978	264,986
Cash:
Beginning	—	49,008	—

Ending	$49,008	$264,986	$264,986

Supplemental Disclosures of Noncash Financing Activities
Issuance of common stock for note receivable	$14,750	$12,070	$26,820
Interest added to note receivable	75	616	691

See Notes to Financial Statements.

Shiwana, Inc.

(A Development Stage Enterprise)

(Unaudited)

Notes to Financial Statements

Note 6. Nature of Business and Significant Accounting Policies

Nature of business: Shiwana, Inc. was formed on November 25, 2003, under the laws of the State of Delaware. The business of the Company will be to provide sales execution solutions and related services that help businesses improve their sales effectiveness, increase marketing efficiency, and increase revenues. The Company intends to do this through customer relationship management solutions for companies of various sizes. The Company is currently in the development stage and expects to commence operations in 2004.

Basis of presentation: The accompanying June 30, 2004, financial statements are unaudited but in the opinion of management contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly the financial position and the results of operations and cash flow for the periods presented in conformity with generally accepted accounting principles for interim financial information.

Operating results for the six months ended June 30, 2004, are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. For further information, refer to the financial statements and footnotes thereto included in this filing for the year ended December 31, 2003.

Significant accounting policies are as follows:

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition: The Company will recognize revenue from subscription services as earned. Subscription services will be billed for the entire amount of the subscription, deferred at the time of billing and amortized into revenue on a monthly basis over the term of the subscription, generally twelve months or less. Revenue from non-subscription services provided to customers, such as on-demand services, will be recognized when the services are performed. Revenue from deliverable content consulting contracts will be recognized on a proportional performance basis for longer-term projects where sufficient information relating to project status and other supporting documentation is available. Otherwise, such services are recognized as revenue after completion of the services.

Equipment: Equipment is stated at cost and will be depreciated over its estimated useful life (three years) using the straight-line method. As the Company purchased the equipment on June 30, 2004, no depreciation expense has been recognized during the six months ended June 30, 2004.

Income taxes: Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (FAS 109), requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Shiwana, Inc.

(A Development Stage Enterprise)

(Unaudited)

Notes to Financial Statements

Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for carryforwards for income tax purposes. In addition, the amount of any future tax benefits is reduced by a valuation allowance to the extent such benefits are not expected to be realized.

Shiwana, Inc.

(A Development Stage Enterprise)

(Unaudited)

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (continued)

Stock-based compensation: The Company applied Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure, an amendment to FASB Statement No. 123, which requires entities to recognize as expense over the vesting period the fair value of stock-based awards on the date of grant or measurement date. For employee stock-based awards, however, SFAS Nos. 123 and 148 allow entities to continue to apply the intrinsic value method under the provisions of Accounting Principles Board (APB) Opinion No. 25 and provide pro forma net earnings disclosures as if the fair value based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures of SFAS Nos. 123 and 148.

Had compensation expense for awards under the Company’s stock option plan been determined based on the fair value method set forth in SFAS No. 123, the effect on the Company’s net loss and per share amounts would have been insignificant.

Earnings per share (EPS): For purposes of calculating weighted-average shares outstanding, the 7,127,705 common shares outstanding after the Company’s stock split are assumed to be outstanding for all periods presented.

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed using the weighted-average number of common shares outstanding plus the number of additional common shares that would have been outstanding if dilutive common shares had been issued. For the period from November 25, 2003 to December 31, 2003, the Company had no potentially dilutive securities outstanding.

Note 2. Organization

On November 25, 2003, two investors made initial contributions for 1,000 shares of common stock in the Company. Cash of $59,000 was received for 800 shares from one stockholder and a note receivable in the amount of $14,750 was received for 200 shares from the other stockholder. The shares received by each stockholder were retroactively increased for financial statement presentation by the stock split discussed in Note 5.

The note receivable has a term of 40 months with interest at 5%. Interest and principal are due on a quarterly basis beginning on March 31, 2004.

Shiwana, Inc.

(A Development Stage Enterprise)

(Unaudited)

Notes to Financial Statements

Note 3. Operations and Management’s Plans

Substantially all of operations during 2003, from inception on November 25, 2003 through June 30, 2004, were involved with organizing the Company.

During 2004, the Company raised approximately $425,000 through additional funding sources as it begins to package its suite of services and marketing collateral materials. The Company will also begin to invest in sales and product support for the services it will deliver.

Management is currently planning final purchases of computer equipment and software to run its service infrastructure. The capital expenditures associated with these plans are estimated to be $25,000.

Management believes existing cash, short-term investments, additional funds raised from outside sources, and cash flows from operations will be sufficient to meet operating requirements for the next 12 months. In the event additional financing becomes necessary, management may choose to raise those funds through other forms of financing as appropriate.

Note 4. Income Taxes

A reconciliation of income taxes computed at the statutory federal income tax rate is as follows:

	Period from November 25, 2003 (inception), December 31, 2003	Six Months ended June 30, 2004	November 25, 2003 (inception), through June 30, 2004
Income tax credit at the statutory rate	$(4,380)	$(905,000)	$(909,380)
Increase (decrease) resulting from:
State income taxes, net of federal tax benefit	(612)	(43,000)	(43,612)
Nondeductible expenses	—	786,000	786,000
Increase in valuation allowance	4,992	162,000	166,992

	$—	$—	$—

The Company has a deferred tax asset for start-up expenses in the amount of $166,992. This amount has been reduced by a valuation allowance of $166,992 since the realization of this asset is currently unknown.

Note 5. Stock Split

On January 27, 2004, the Company declared a stock split whereby each share of outstanding common stock would be exchanged for 7,127.705 shares of newly issued common stock. Concurrent with this stock split, the Company amended its articles of incorporation to authorize 20,000,000 shares of common stock to be outstanding. The financial statements have been retroactively restated to show the effect of this stock split.

Shiwana, Inc.

(A Development Stage Enterprise)

(Unaudited)

Notes to Financial Statements

Note 6. Stock Options

The Company has established the 2004 Stock Option Plan (the “2004 Plan”) for employees, officers, directors and consultants or advisors to the Company under which the Board of Directors may grant incentive stock options and non-qualified stock options. Incentive stock options may be granted at the fair value of the common stock or at an amount greater than the fair value of the common stock, at the time of the grant, as determined by the Board of Directors. Generally, incentive stock options vest monthly over a 4-year period. In certain circumstances, at the discretion of the Board of Directors, options may be granted with a vesting schedule of other than four years. Non-qualified stock options generally have the same vesting period as incentive stock options. The stock options are exercisable over a period of ten years from the date of grant.

The Board has reserved 1,781,926 shares of common stock for the 2004 Plan of which 1,000,000 shares have been designated Incentive Stock Options Shares.

A summary of stock option activity is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at November 25, 2003	—	$—
Granted	—	—
Exercised	—	—
Cancelled	—	—

Outstanding at December 31, 2003	—	$—
Granted at fair value	—	—
Granted at below fair value	675,000	0.013
Exercised	—	—
Cancelled	—	—

Outstanding at June 30, 2004	675,000	$0.013

Options exercisable at June 30, 2004	70,312	$0.013

Options available for grant at June 30, 2004	1,106,926

Note 6. Stock Options (continued)

The following table summarizes information about stock options outstanding at June 30, 2004:

	Options Outstanding		Options Exercisable
Exercise Prices	Number Outstanding at June 30, 2004	Weighted Average Exercise Price	Number Exercisable at June 30, 2004	Weighted Average Exercise Price
$0.01	475,000	$0.010	49,479	$0.010
$0.02	200,000	$0.020	20,833	$0.020

	675,000		70,312

Note 7. Stock-Based Compensation

On January 27, 2004, the Company granted 675,000 options to purchase shares of common stock to employees at a weighted-average exercise price of $0.013 per share. Since these options were granted at an exercise price below fair value of $1.80 per share, the Company recorded deferred stock-based compensation expense of $1,211,380 using the intrinsic value method. The Company is amortizing the deferred stock-based compensation over the vesting period of the options, which is four years. The Company recognized stock-based compensation expense of $126,172 for the six months ended June 30, 2004.

On February 4, 2004, the Company issued 1,207,000 shares of common stock in exchange for cash totaling $12,070. Since these shares were issued at a price below fair value of $1.80 per share, the Company recognized stock-based compensation expense of $2,160,530 using the intrinsic value method.

Note 8. Related Party Transactions

On January 6, 2004, the Company entered into a consulting agreement with the 20 percent stockholder to provide transfer agent and other consulting services for a period of three years. The Company is to pay $5,000 each year due in quarterly installments beginning on March 31, 2004.

On January 6, 2004, the Company entered into an $11,000 note payable agreement with a Company owned by the majority stockholder. The note payable is due including interest at 5% in quarterly installments beginning on March 31, 2004, and is unsecured. During the six months ended June 30, 2004, the Company repaid the note payable.